FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 12, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 12, 2014	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
February 12, 2014

Below is the English version of our MOPS filing on February 12, 2014
Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1
Date of announcement: 2014/02/12
Time of announcement: 19:24:37
Subject: In regards to the reports on ASE dated February 12, 2014 by Radio Taiwan International
Date of events: 2014/02/12
To which item it meets: article 2 paragraph 49
Statement:
1. Date of occurrence of the event: 2014/02/12
2. Company name: Advanced Semiconductor Engineering, Inc.
3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4. Reciprocal shareholding ratios: NA
5. Name of the reporting media: Radio Taiwan International Electronic paper
6. Content of the report: ASE Group advertised its denial of the wastewater pollution and is condemned by 50 international organizations
7. Cause of occurrence: The disposal of contaminated wastewater from the ASE Group's (the Company) Kaohsiung K7 plant on October 1 was an isolated incident and all measures to rectify the situation have been completed.  The Company has set up a centralized wastewater control room in K7 plant and installed additional comprehensive sensors to monitor in real-time the levels of copper ion and nickel ion in the effluent tank and the pH levels in all the wastewater tanks.  In addition, an instant alert system and electronic billboard have been in place in the public area of K7 plant to disclose all the monitored data.  The 20,000-ton wastewater recycling system is under construction now, and will start to operate in the middle of this year.  The Company submitted a formal plan for operation resumption on December 26, and will respect the authorities' decision on whether and when the operation can be resumed.
8. Countermeasures: None
9. Any other matters that need to be specified: None